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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)

                     -------------------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             MONSTER WORLDWIDE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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      Options to Purchase Shares of Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

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                                    611742107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                  Charles Baker
                 Senior Vice President - Chief Financial Officer
                             Monster Worldwide, Inc.
                          622 Third Avenue, 39th Floor
                               New York, NY 10017
                                 (212) 351-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3500

                            CALCULATION OF FILING FEE

    Transaction valuation*                             Amount of filing fee**
--------------------------------                   -----------------------------
          $4,051,474                                           $124.38

* The "transaction valuation" set forth above is based on the closing market price on February 28, 2007 of $49.86 per share of common stock of Monster Worldwide, Inc., and assumes that all eligible existing options to purchase 81,257 shares of common stock of Monster Worldwide, Inc. will be amended pursuant to this offer, which may not occur. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction valuation.

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|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                          Not applicable.
    Form or Registration No.:                        Not applicable.
    Filing party:                                    Not applicable.
    Date filed:                                      Not applicable.

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

    |_| third party tender offer subject to Rule 14d-1.

    |X| issuer tender offer subject to Rule 13e-4.

    |_| going-private transaction subject to Rule 13e-3.

    |_| amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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

                                TABLE OF CONTENTS

    ITEM 1. SUMMARY TERM SHEET
    ITEM 2. SUBJECT COMPANY INFORMATION
    ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
    ITEM 4. TERMS OF THE TRANSACTION
    ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS
    ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
    ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
    ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
    ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
    ITEM 10. FINANCIAL STATEMENTS
    ITEM 11. ADDITIONAL INFORMATION
    ITEM 12. EXHIBITS
    ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
INDEX OF EXHIBITS
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(B)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)
EXHIBIT (a)(1)(F)
EXHIBIT (a)(1)(G)
EXHIBIT (a)(1)(H)
EXHIBIT (a)(1)(I)
EXHIBIT (D)(1)
EXHIBIT (D)(2)

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Amend, dated March 13, 2007 (the "Offer to Amend"), attached hereto as Exhibit
(a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The name of the issuer is Monster Worldwide, Inc., a Delaware corporation (the "Company"); the address of its principal executive offices is 622 Third Avenue, 39th Floor, New York, NY 10017; and its telephone number is
(212) 351-7000. The information set forth in the Offer to Amend under Section 11 ("Information Concerning Monster") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding "Eligible Options" (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)(A)) held by individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Options to increase the exercise price per share of the Company's common stock, par value $.001 per share, purchasable thereunder and to receive from the Company a Cash Payment (as defined in the Offer to Amend), all upon the terms and subject to the conditions set forth in the Offer to Amend and the related form of Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal" and, together with the Offer to Amend, as they may be amended or supplemented from time to time, the "Offer"). The Offer is currently set to expire at 11:59 p.m. Eastern Time on April 10, 2007 but may be extended (the "Expiration Date"). As of March 5, 2007, Eligible Options to purchase 81,257 shares of the Company's common stock were outstanding.

        The information set forth in the Offer to Amend on the introductory pages and under "Summary Term Sheet," Section 1 ("Eligible Participants; Eligible Options; Amendment and Cash Payment; Expiration Date; Additional Considerations"), Section 3 ("Status of Eligible Options Not Amended"), Section 6 ("Acceptance of Eligible Options for Amendment") and Section 9 ("Source and Amount of Consideration; Terms of Amended Eligible Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Amend under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend ("Information Concerning the Directors and Executive Officers of Monster Worldwide, Inc.") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Amend on the introductory pages and under "Summary Term Sheet," Section 1 ("Eligible Participants; Eligible Options; Amendment and Cash Payment; Expiration Date; Additional Considerations"), Section 3 ("Status of Eligible Options Not Amended"), Section 4 ("Procedures for Accepting the Offer to Amend Eligible Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Eligible Options for Amendment"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Amended Eligible Options"), Section 10 ("Amended Eligible Options Will Not Differ from Eligible Options"), Section 13 ("Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences"), Section 16 ("Extension of the Offer; Termination; Amendment") and Section 19 ("Forward-Looking Statements; Miscellaneous"), is incorporated herein by reference.

        (b) The information set forth in the Offer to Amend under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a) The information set forth in the Offer to Amend under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers") is incorporated herein by reference. Monster Worldwide, Inc.'s 1999 Long Term Incentive Plan, as amended through April 27, 2005, pursuant to which the Eligible Options have been granted, is incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission (the "SEC") on June 17, 2005 and contains information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the Offer to Amend under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Amend under Section 6 ("Acceptance of Eligible Options for Amendment") and Section 13 ("Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Offer to Amend under Section 9 ("Source and Amount of Consideration; Terms of Amended Eligible Options") and
Section 17 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Amend under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

        (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) The information set forth in the Offer to Amend under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers") is incorporated herein by reference.

        (b) The information set forth in the Offer to Amend under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The information set forth in the Offer to Amend under Section 11 ("Information Concerning Monster") and Section 18 ("Additional Information") is incorporated herein by reference. Item 8 ("Financial Statements and Supplementary Data") of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, including all material incorporated by reference therein, is incorporated herein by reference.

        (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a) The information set forth in the Offer to Amend under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b) Not applicable.

ITEM 12. EXHIBITS.

        (a)(1)(A) Offer to Amend, dated March 13, 2007.

        (a)(1)(B) Letter of Transmittal.

        (a)(1)(C) Withdrawal Form.

        (a)(1)(D) Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

        (a)(1)(E) Form of Reminder of Expiration Date.

        (a)(1)(F) Form of Notice of Expiration of Offer.

        (a)(1)(G) Form of Amendment to Stock Option Agreement.

        (a)(1)(H) Frequently Asked Questions.

        (a)(1)(I) Monster Worldwide, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the "SEC") on March 1, 2007, is incorporated herein by reference.

        (b)       Not applicable.

        (d)(1) Monster Worldwide, Inc. 1999 Long Term Incentive Plan, as amended through April 27, 2005, is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on June 17, 2005.

        (d)(2) Monster Worldwide, Inc. 1999 Long Term Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on December 30, 2004.

        (g)       Not applicable.

        (h)       Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       (a)        Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MONSTER WORLDWIDE, INC.

                              By:   /s/ Charles Baker
                                    ------------------------------

                                    Charles Baker
                                    Senior Vice President - Chief
                                    Financial Officer
                              Date: March 13, 2007

                                INDEX OF EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
--------------------------------------------------------------------------------
(a)(1)(A)      Offer to Amend, dated March 13, 2007.

(a)(1)(B)      Letter of Transmittal.

(a)(1)(C)      Withdrawal Form.

(a)(1)(D)      Forms of Acknowledgement of Receipt of Letter of
               Transmittal/Withdrawal Form.

(a)(1)(E)      Form of Reminder of Expiration Date.

(a)(1)(F)      Form of Notice of Expiration of Offer.

(a)(1)(G)      Form of Amendment to Stock Option Award Agreement.

(a)(1)(H)      Frequently Asked Questions.

(a)(1)(I) Monster Worldwide, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2006, filed with the Securities and Exchange
               Commission (the "SEC") on March 1, 2007, is incorporated herein by reference.

(b)            Not applicable.

(d)(1) Monster Worldwide, Inc. 1999 Long Term Incentive Plan, as amended through April 27, 2005, is incorporated herein by reference from
               Exhibit 10.1 to Form 8-K, filed with the SEC on June 17, 2005.

(d)(2)         Monster Worldwide, Inc. 1999 Long Term Incentive Plan Form of
               Stock Option Agreement is incorporated herein by reference from
               Exhibit 10.1 to Form 8-K, filed with the SEC on December 30,
               2004.

(g)            Not applicable.

(h)            Not applicable.